Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

We are excited to announce an agreement to combine* with LAN to create a new world-class Latin American airline group, called LATAM Airlines Group S.A.

LAN Airlines is one of the leading airlines in South America. Together we would have the ability to provide better service to our customers in our region and around the world.

This decision was part of our strategy to participate in the consolidation process of the airline sector and would mark the history of the Latin-American civil aviation.

Our complementary networks were a natural fit. You would have more flight options and a better travel experience. Together we would serve over 115 destinations in 23 countries around the world, including destinations in Europe, Asia and North America. However, TAM and LAN will continue to operate under their existing operating certificates & brands, and you can expect to continue using all existing reservations and tickets as planned. TAM Fidelidade frequent flyer program will continue to operate the same and we are committed to finding new ways on how to make it more appealing.

Based on our three year history of partnering on our code-share agreement, along with previous cooperation on maintenance and aircraft purchasing activities, we are confident that we could successfully and seamlessly integrate our companies.

We are excited with the opportunities this partnership offers and sincerely hope to continue this relationship in the years to come.

Sincerely,

* LAN and TAM have entered into a non-binding MOU that outlines their intentions to combine their holdings under a single parent entity. The transaction is subject to both parties entering into a binding definitive agreement and satisfaction of conditions, including corporate and shareholder approvals and actions and regulatory approvals.

Note on Forward-Looking Statements

This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as anticipate, estimate, expect, project, intend, plan, believe, would or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between Lan Airlines S.A. ( LAN ) and TAM S.A. ( TAM ), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.